          CHINA PROPERTIES DEVELOPMENTS, INC.

March 20, 2006

Josh Forgione
Staff Accountant
United States Securities and Exchange Commission
Washington, DC
20549                                                    Mail Stop 4561

Dear Mr. Forgione:

Re:       Bangla Property Management Inc. (n/c China Properties Developments, Inc.)
            Form 10KSB for the Fiscal Year-Ended March 31, 2005
            Filed July 7, 2005 - Amendments Filed November 30, December 2, and December 14, 2005
            Form 10QSB for the Fiscal Quarter Ended June 30, 2005
            Filed August 18, 2005 - Amendments Filed November 30, December 2 and December 14, 2005
            File No.:  0-50637

Further to your letter of January 6, 2006, we have completed the additional amendments to our filings.

1.       We have revised the financial Statements.
2.       We have revised the financial Statements.
3.       The financial statements and disclosures have been revised.
4.       The financial statements have been revised.
5.       Disclosure revised.
6.       See attachment I.
7.       Disclosure revised.
8.       Disclosure revised.
9.       Disclosure revised.
10.     Disclosure revised.
11.     Disclosure revised.
12.     Disclosure revised.
13.     Disclosure revised.
14.     Disclosure revised.
15.     Disclosure revised.
16.     Disclosure revised.
17.     Filing amended.

If you have further questions please contact Steven Shuo our Chief Financial Officer or our solicitor Mr. Dennis Brovrone.

Thank you for your assistance.

Yours truly,

CHINA PROPERTIES DEVELOPMENTS, Inc.

/s/ Shuo (Steven) Lou

Shuo (Steven) Lou
Chief Financial Officer and Chief Accounting Officer

/s/ Shuo (Steven) Lou

Shuo (Steven) Lou
Chief Financial Officer and Director

89 Chang’an Middle Road  Yangming International Tower, 26/27 Flrs.
Xi’an, China    710061